Rachel V. Nass Counsel Capital Research and Management Company 333 South Hope Street Los Angeles, California 90071-1406 (213) 615-0423 Tel (213) 486-9034 Fax rvvn@capgroup.com thecapitalgroup.com

March 4, 2016

Mark Cowan

Senior Counsel

U.S. Securities and Exchange Commission

Division of Investment Management, Disclosure Review Office

100 F Street, N.E.

Washington, D.C. 20549

Re: Capital Group Private Client Services Funds (each, a “Fund” and collectively, the “Funds”); File Nos.: 333-163115/811-22349

Dear Mr. Cowan:

In response to the mark-up you provided on February 18, 2016 to the Funds’ Post-Effective Amendment No. 13 under the Securities Act of 1933 (the “1933 Act”) and Amendment No. 16 under the Investment Company Act of 1940 (the “1940 Act”) to the Funds’ Registration Statement on Form N-1A, we hereby file Post-Effective Amendment No. 14 to the Registration Statement under the 1933 Act and Amendment No. 17 to the Registration Statement under the 1940 Act (such amendments, collectively, the “Amendment”) pursuant to Rule 472 of the 1933 Act. We appreciate your prompt response to the previous filing.

We have summarized your comments and provided our responses below. The Amendment reflects additional information that was not contained in the prior Registration Statement.

I. Prospectus

A. Annual Fund Operating Expenses

  For each Fund, footnote 1 to the “Other expenses” line item does not appear to be a footnote permitted or required by Form N-1A.

Response: Because the Funds are available primarily to clients of Capital Group Private Client Services, we believe it is appropriate to include the footnote describing the external fees charged directly by Capital Group Private Client Services.  We believe the footnote helps investors better understand the full range of fees associated with an investment in the Funds.

  For each Fund, to the extent applicable, please clarify whether the reimbursement arrangement is contractual.

Response: The investment adviser has not entered into written contracts with respect to the expense reimbursement arrangements for the Funds. However, the investment adviser has agreed, as set forth in the prospectus, that the applicable expense reimbursement arrangement will be in effect for at least one year from the effective date of the Funds’ Registration Statement. As such, we believe our caption complies with the requirements set forth in Instruction 3(e) to Item 3 of Form N-1A.

  For Capital Group International Equity Fund, no expense reimbursement is reflected in the fee table. The reimbursement footnote is not permitted unless an expense reimbursement or fee waiver arrangement will actually reduce a fund operating expense for no less than one year from the effective date.

Response: We have updated the disclosure to address this comment.

  For each Fund, to the extent applicable, please clarify in the introduction to the expense examples whether the example reflects reimbursement during the duration of the contract (if relevant).

Response: We have updated the disclosure to address this comment.

B. Item 4

  For Capital Group Core Municipal Fund, Capital Group California Core Municipal Fund and Capital Group Core Bond Fund, the strategy disclosure states investments are investment grade. Please explain the basis for inclusion, or delete, the risk disclosure on “Investing in lower rated debt instruments.”

Response: As stated in the prospectus and the statement of additional information, Capital Group Core Municipal Fund, Capital Group California Core Municipal Fund and Capital Group Core Bond Fund may invest up to 20%, 20%, and 10%, respectively, in municipal bonds or debt securities, as applicable, in the rating categories of BBB or Baa. The risk disclosure on “Investing in lower rated debt instruments” refers generally to the risk of investing in debt securities that are “lower rated.” Considering the level of investment these Funds may make in BBB/Baa bonds (as opposed to bonds in higher rating categories), we believe it is appropriate to include this risk disclosure in Item 4 and Item 9.

  For the Municipal Bond Funds, add disclosure on “Investing in similar municipal bonds” in the principal strategy discussion.

Response: We have updated the disclosure to address this comment.

  For Capital Group Core Bond Fund, explain the disclosure stating that cash equivalents and certain preferred securities may be included in the 80% bond minimum.

Response: Cash equivalents and certain preferred securities are fixed income securities, and so we believe it is appropriate to include these in the 80% bond minimum.

  For each Equity Fund, if the Fund invests or expects to invest in contingent convertible securities (“CoCos”), the Fund should consider what, if any, disclosure is appropriate. The type and location of disclosure will depend on, among other things, the extent to which the Fund invests in CoCos, and the characteristics of the CoCos, (e.g., the credit quality, the conversion triggers). If CoCos are or will be a principal type of investment, the Fund should provide a description of them and should provide appropriate risk disclosure. In addition, please supplementally inform us whether the fund intends to invest or currently invests in CoCos and the amount the fund currently invests in CoCos.

Response: The Equity Funds do not currently invest, or intend to invest, in CoCos. Accordingly, there is no need to add disclosure on investment in CoCos to the prospectus at this time.

  For Capital Group Global Equity Fund and Capital Group International Equity Fund, define/provide the test used to determine whether investments are “in issuers outside the United States.”

Response: We currently look to the country in which the security is issued in order to determine whether the investment is in an issuer “outside the United States.”

  For each Equity Fund, include, if applicable, the risk of investing in convertible securities.

Response: The risk of investing in convertible securities is included in the statement of additional information. The Equity Funds are not currently invested in convertible securities to a significant degree, and so we do not consider such investments to be a principal risk of the Equity Funds at this time. If and when the Equity Funds invest in convertible securities to a significant degree, we will update the prospectus disclosure to reflect this risk.

  For Capital Group Global Equity Fund (considering this Fund can invest up to 10% in emerging markets) and for Capital Group International Equity Fund (considering this Fund can invest up to 15% in emerging markets), please include a separate risk disclosure for emerging markets.

Response: For Capital Group Global Equity Fund and for Capital Group International Equity Fund, we currently include separate risk disclosure for emerging markets in the statutory prospectus. Although the Funds may invest up to 10% and 15%, respectively, in emerging markets, current levels of investments in emerging markets are much lower. As such, we believe that separate risk disclosure for emerging markets is appropriately included in the statutory prospectus, but not in the summary prospectus, at this time.

  For Capital Group U.S. Equity Fund, please clarify if ADRs count toward the 80% test and, if so, to please explain the basis for our position.

Response: ADRs are not counted towards the 80% minimum in securities of issuers in the United States. However, ADRs are counted towards the 80% minimum in equity-type securities. We believe this makes sense given that ADRs are an equity-type security.

  For Capital Group U.S. Equity Fund, include, if applicable, the risk of investing in ADRs.

Response: We have updated the statement of additional information to include separate risk disclosure for depositary receipts to address this comment.

C. Investment Results

  For each Fund, you state: “The following bar chart shows how the fund’s investment results have varied from year to year, and the following table shows how the fund’s average annual total returns for various periods compare with different broad measures of market results.” There is only one measure of market results.

Response: We have updated the disclosure to address this comment.

  For each Fund, since the Fund’s fiscal year is other than a calendar year, include the year-to-date return information as of the end of the most recent quarter in a footnote to the bar chart.

Response: For each Fund, the end of the most recent quarter is December 31, 2015. The returns for fiscal year 2015 are already shown in the bar chart, and so we do not believe any additional return information is required.

  For Capital Group California Short-Term Municipal Fund, explain the basis for determining that the Barclays California Short Municipal Bond Index is an appropriate broad based index of market performance (as opposed to this Fund’s performance).

Response: Form N-1A defines an “appropriate broad-based securities market index” as one that is administered by an organization that is not an affiliated person of the Fund, its investment adviser, or principal underwriter, unless the index is widely recognized and used. We believe that the Barclays California Municipal Bond Index is an appropriate broad-based securities market index in accordance with this definition. Please see the section of the prospectus titled “Fund comparative indexes” for a description of this index.

D. Item 9

  Verify the Item 9 required disclosure as to whether objectives may be changed without shareholder approval is disclosed. Consider disclosing as to municipal funds that 80% policy may not be changed without shareholder approval.

Response: The section of the prospectus titled “Investment objectives, strategies and risks”, which contains our Item 9 disclosure, includes disclosure that objectives may be changed without shareholder approval, consistent with the requirements of Form N-1A. Of course these limitations are subject to SEC rules, such as Rule 35d-1; however, we do not believe we need to explicitly state that the limits are subject to SEC rules in our disclosure.

  The Item 9 disclosure looks substantially identical to the summary section. Please revise. See IM Guidance Update No. 2014-08.

The disclosure currently provided in response to Item 4 is a summary of the disclosure provided in response to Item 9. For example, a few differences between Item 4 and Item 9 are highlighted below:

•	For the Municipal Bond Funds, the strategy disclosure in Item 9 provides more detail on municipal bonds than the strategy disclosure in Item 4.
•	For the Municipal Bond Funds and the Core Bond Fund, the strategy disclosure in Item 9 provides detail on a bond’s effective maturity that is not included in Item 4.
•	For the Equity Funds, the strategy disclosure provided in Item 9 includes that the Fund may invest in common stocks of companies in various industries with a broad range of capitalizations, which is not included in Item 4. In addition, the Item 9 disclosure for the Equity Funds includes the risk of investing in emerging markets, which is not included in Item 4.

E. Prior Investment Results of Capital Group Private Client Services

  In the first paragraph under this caption, identify the specific funds for which prior investment results are shown in the subsequent tables.

Response: We have updated the disclosure to address this comment.

  Investment results calculated in accordance with GIPS must be shown net of all fees and charges and not just net of management fees.

Response: The composite results shown in the prospectus include a number of separately managed accounts and were calculated in accordance with GIPS, which requires that the results be shown net of the highest current management fees charged by the investment adviser. Accordingly, the investment results shown reflect the highest current management fees charged by Capital Group Private Client Services (1.25% for Global Equity and International Equity and 1.00% for U.S. Equity). These fees are higher than the total expense ratios for the Equity Funds. Other fees and charges will differ among the various accounts in the composite; accordingly, it would be difficult to determine an appropriate fee to apply to all of the accounts.

II. Statement of Additional Information (“SAI”)

A. Certain investment limitations and guidelines

  Identify which limitations and guidelines are fundamental and cannot be changed without shareholder approval.

Response: The fundamental policies, which may not be changed without shareholder approval, are described in the section of the SAI titled “Fund policies – Fundamental policies”. The limitations and guidelines included in the section of the SAI titled “Certain investment limitations and guidelines” are not fundamental and can be changed without shareholder approval. Of course these limitations are subject to SEC rules, such as Rule 35d-1.

  For the Municipal Bond Funds, the concentration policy stating that “The funds may invest more than 25% of their assets in industrial development bonds” should be disclosed in Item 4 and Item 9.

Response: We have updated our disclosure to address this comment.

B. Portfolio Turnover

  Frequent trading should be disclosed as a principal strategy and risk for Capital Group Core Bond Fund.

Response: We do not consider frequent trading to be a principal strategy and risk for Capital Group Core Bond Fund. As noted in the SAI, the portfolio turnover rate of Capital Group Core Bond Fund was 126% in fiscal year 2015, and 87% when excluding mortgage dollar rolls. As discussed in the SAI risk language on “Forward commitment, when issued and delayed delivery transactions”, mortgage dollar rolls are where the fund sells mortgage-backed securities for delivery in the current month and simultaneously contracts to repurchase substantially similar (same type, coupon, and maturity) securities on a specified date, at a pre-determined price. Although the fund is not entering into new transactions, mortgage dollar rolls are accounted for as purchase and sale transactions, which increase the fund’s portfolio turnover rate. As such, when evaluating whether frequent trading is a principal strategy and risk, we think it is appropriate to exclude the effects of mortgage dollar rolls on the turnover rate.

Thank you for your consideration of our responses to your comments. If you have any questions, please do not hesitate to contact me at (213) 615-0423 or Tim McHale at (213) 615-0404.

Sincerely,

RACHEL V. NASS

Rachel V. Nass

Counsel